UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SMARTHEAT INC.
______________________________________________________________________
(Name of Issuer)

Common Stock, $0.001 par value per share
______________________________________________________________________
(Title of Class of Securities)

83172F 104
______________________________________________________________________
(CUSIP Number)

April 14, 2008
______________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[     ]           Rule 13d-1(d)

______________________________________________________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  83172F 104
 ______________________________________________________________________________

1	Names of Reporting Persons. Yang In Cheol

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) □
(b) □

3	SEC Use Only

4	Citizenship or Place of Organization
South Korea

Number of Shares Beneficially by Owned by Each Reporting Person With	5	Sole Voting Power
3,848,000

	6	Shared Voting Power
0

	7	Sole Dispositive Power
3,848,000

	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,848,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
□

11	Percent of Class Represented by Amount in Row (9)
17.06%

12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:
SmartHeat Inc., a Nevada corporation, formerly known as Pacific Goldrim
Resources, Inc. (the "Issuer")

(b)           Address of Issuer’s Principal Executive Offices:
A-1, 10, Street 7, Shenyang Economic and Technological Development Zone,
Shenyang, China, 110027.

Item 2.

(a)           Name of Person Filing:
Yang In Cheol

(b)           Address of Principal Business Office or, if none, Residence
#630-5, Namchon-Dong, Namdong-Yu, Incheon, South Korea 302-405

(c)           Citizenship:
South Korea

(d)           Title of Class of Securities:
Common Stock, $0.001 par value per share

(e)           CUSIP Number:
83172F104

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e) [  ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ]  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page and is incorporated herein by reference

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [  ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable

Item 9.    Notice of Dissolution of Group

 Not applicable.

Item 10.  Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: April 25, 2008	/s/ Yang In Cheol
Yang In Cheol